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Exhibit 12.1

MACK-CALI REALTY CORPORATION

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

        Mack-Cali Realty Corporation's ratios of earnings to fixed charges for each of the five years ended December 31, 2008 were as follows:

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
EARNINGS:
ADD:
Income from continuing operations before minority interest and equity in earnings from unconsolidated joint ventures	$104,631	$94,530	$110,138	$92,051	$107,277
Fixed charges (see calculation below)	134,178	132,609	142,648	128,966	129,854
Distributed income of unconsolidated joint ventures	5,784	1,875	2,302	—	1,411
SUBTRACT:
Capitalized interest	(5,799)	(5,101)	(6,058)	(5,518)	(3,920)
Preferred security dividend requirements of consolidated subsidiaries	—	—	—	(3,909)	(15,636)

TOTAL EARNINGS:	$238,794	$223,913	$249,030	$211,590	$218,986

FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$128,145	$127,287	$136,357	$119,337	$110,104
Capitalized interest	5,799	5,101	6,058	5,518	3,920
Interest portion (33 percent) of ground rents on land leases	234	221	233	202	194
Preferred security dividend requirements of consolidated subsidiaries	—	—	—	3,909	15,636

TOTAL FIXED CHARGES:	$134,178	$132,609	$142,648	$128,966	$129,854

RATIO OF EARNINGS TO FIXED CHARGES:	1.8	1.7	1.7	1.6	1.7

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  Exhibit 12.1
MACK-CALI REALTY CORPORATION CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES (DOLLAR AMOUNTS IN THOUSANDS)